1934 Act Registration No. 1-14700

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2018

Taiwan Semiconductor Manufacturing Company Ltd.

(Translation of Registrant’s Name Into English)

No. 8, Li-Hsin Rd. 6,

Hsinchu Science Park,

Taiwan

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒              Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes   ☐            No  ☒

(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82:             .)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Taiwan Semiconductor Manufacturing Company Ltd.

Date: October 9, 2018	By	/s/ Lora Ho
Lora Ho
Senior Vice President & Chief Financial Officer

TSMC September 2018 Revenue Report

Hsinchu, Taiwan, R.O.C. – Oct. 9, 2018 - TSMC (TWSE: 2330, NYSE: TSM) today announced its net revenues for September 2018: On a consolidated basis, revenues for September 2018 were approximately NT$94.92 billion, an increase of 4.2 percent from August 2018 and an increase of 7.2 percent from September 2017. Revenues for January through September 2018 totaled NT$741.70 billion, an increase of 6.0 percent compared to the same period in 2017.

TSMC September Revenue Report (Consolidated):

(Unit:NT$ million)

Period	September 2018	August 2018	M-o-M Increase (Decrease) %	September 2017	Y-o-Y Increase (Decrease) %	January to September 2018	January to September 2017	Y-o-Y Increase (Decrease) %
Net Revenues	94,922	91,055	4.2	88,579	7.2	741,703	699,877	6.0

TSMC Spokesperson: Lora Ho Senior VP & CFO Tel: 886-3-505-4602	TSMC Acting Spokesperson: Elizabeth Sun Senior Director Corporate Communications Division Tel: 886-3-568-2085 Mobile: 886-988-937999 E-Mail: elizabeth_sun@tsmc.com	For Further Information: Michael Kramer Project Manager PR Department Tel: 886-3-563-6688 Ext. 7125031 Mobile: 886-988-931352 E-Mail: pdkramer@tsmc.com

Taiwan Semiconductor Manufacturing Company Limited

This is to report the changes or status of 1) sales volume, 2) funds lent to other parties, 3) endorsements and guarantees, and 4) financial derivative transactions for the period of September 2018.

1.	Sales volume (in NT$ thousands)

Period	Items	2018	2017
Sept.	Net sales	94,921,920	88,578,988
Jan. - Sept.	Net sales	741,703,364	699,876,957

2.	Funds lent to other parties (in NT$ thousands)

Lending Company	Limit of lending	Amount Drawn
		Bal. as of period end
TSMC China*	52,547,534	30,240,415

*	The borrower is TSMC Nanjing, a wholly-owned subsidiary of TSMC.

3.	Endorsements and guarantees (in NT$ thousands):

Guarantor	Limit of guarantee	Amount
		Bal. as of period end
TSMC*	372,500,386	2,538,422

*	The guarantee was provided to TSMC North America, a wholly-owned subsidiary of TSMC.

4.	Financial derivative transactions (in NT$ thousands)

(1)	Derivatives not under hedge accounting.

•	TSMC

		Forward
Margin Payment		—
Premium Income (Expense)		—
Outstanding Contracts	Notional Amount	44,190,758
	Mark to Market Profit/Loss	(113,340)
	Unrealized Profit/Loss	(449,325)
Expired Contracts	Notional Amount	365,254,516
	Realized Profit/Loss	(795,321)
Equity price linked product (Y/N)		N

•	TSMC China

		Forward
Margin Payment		—
Premium Income (Expense)		—
Outstanding Contracts	Notional Amount	10,607,349
	Mark to Market Profit/Loss	(19,639)
	Unrealized Profit/Loss	(227,990)
Expired Contracts	Notional Amount	154,646,788
	Realized Profit/Loss	(843,155)
Equity price linked product (Y/N)		N

•	VisEra Tech

		Forward
Margin Payment		—
Premium Income (Expense)		—
Outstanding Contracts	Notional Amount	566,849
	Mark to Market Profit/Loss	3,308
	Unrealized Profit/Loss	(1,737)
Expired Contracts	Notional Amount	2,437,135
	Realized Profit/Loss	(10,832)
Equity price linked product (Y/N)		N

•	TSMC Nanjing

		Forward
Margin Payment		—
Premium Income (Expense)		—
Outstanding Contracts	Notional Amount	5,025,138
	Mark to Market Profit/Loss	12,970
	Unrealized Profit/Loss	27,424
Expired Contracts	Notional Amount	53,060,208
	Realized Profit/Loss	636,065
Equity price linked product (Y/N)		N

(2)	Derivatives under hedge accounting.

•	TSMC

		Forward
Margin Payment		—
Premium Income (Expense)		—
Outstanding Contracts	Notional Amount	1,140,456
	Mark to Market Profit/Loss	5,696
	Unrealized Profit/Loss	1,012
Expired Contracts	Notional Amount	3,899,359
	Realized Profit/Loss	16,463
Equity price linked product (Y/N)		N

•	TSMC Global

		Future
Margin Payment		(101,826)
Premium Income (Expense)		—
Outstanding Contracts	Notional Amount	9,194,207
	Mark to Market Profit/Loss	10,847,661
	Unrealized Profit/Loss	94,952
Expired Contracts	Notional Amount	43,195,080
	Realized Profit/Loss	147,680
Equity price linked product (Y/N)		N